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                                 decorize, inc.

                                February 24, 2005


U.S. Securities and Exchange Commission 450 Fifth Street, N.W.
Washington, D.C. 20549-0303
Attn: Mr. H. Christopher Owings
      Mr. David Mittelman

          Mail Stop 03-08

      RE: Decorize, Inc. (File No. 1-31260)
          Preliminary Information Statement filed on Schedule 14C filed January 18, 2005 Form 10-QSB for the period ended September 30, 2004 filed November 12, 2004

Ladies and Gentlemen:

      In connection with the response on behalf of Decorize, Inc. (the "Company") to the Staff's comments, which are set forth in the Company's letter dated February 22, 2005, the Company acknowledges and agrees that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Very truly yours,

                                DECORIZE, INC.


                                By: /s/ Steve Crowder
                                    ------------------------------------------
                                    Steve Crowder, President